[MEDICAL MEDIA TELEVISION, INC. LETTERHEAD]

November 30, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9209

Ms. Kenya Wright Gumbs Division of Corporation Finance U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

         Re:      Medical Media Television, Inc.
                  Form 10-KSB for the year ended December 31, 2005 Filed March 30, 2006
                  File No.: 333-105840

                  Form 10-QSB for the quarter ended March 31, 2006 Filed May 15, 2006
                  File No.: 333-105840

                  Form 10-QSB for the quarter ended June 30, 2006
                  Filed August 21, 2006
                  File No.: 333-105840

Dear Ms. Gumbs:

         On behalf of Medical Media Television, Inc. (the "Company"), this letter responds to the additional information you requested by telephone on November 17, 2006 regarding the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the Securities and Exchange Commission (the "Commission") on March 30, 2006 (the "Annual Report") and its reports on Form 10-QSB for the quarters ended March 31 and June 30, 2006 filed with the Commission on May 15 and August 21, 2006, respectively (the "Quarterly Reports"). Capitalized terms not otherwise defined in this letter shall have the meanings set forth in our correspondence dated November 15, 2006.

Additional Information Requested via Telephone on November 17, 2006

         In a telephone call to the Company's legal counsel on November 17, 2006, the Staff requested a list of all shareholders of AFMN who held more than five percent (5%) of AFMN's common stock immediately before the Transaction and the number of shares of common stock of the Company held by each such shareholder after the Transaction. The Staff also requested that the Company provide the number of shareholders of record in AFMN immediately before the Transaction and the number of shareholders of record of the Company immediately after the Transaction.

         Based on a shareholder list provided to the Company by AFMN's transfer agent, Florida Atlantic Stock Transfer, Inc., Charles V. Richardson is the only shareholder of record who owned more than five percent (5%) of AFMN's common stock on November 16, 2005 (the "Record Date"). In addition to Mr. Richardson, the Company is aware of only two other shareholders who beneficially owned more than five percent (5%) of AFMN's common stock on the Record Date, each of whom held their shares in street name. Because the shares were held in street

Ms. Kenya Wright Gumbs
November 30, 2006
Page Two

name, the Company is unable to verify the exact number of shares owned by each of these two shareholders. Subject to the foregoing, the table below sets forth, to the Company's knowledge, (i) the number of shares held by each shareholder who beneficially owned more than five percent (5%) of AFMN's common stock on the Record Date; and (ii) as to each such shareholder, the number of shares of common stock of the Company held by each shareholder after the Transaction.


-------------------------- ------------------------------------------------ ------------------------------------------
       Shareholder                           AFMN, Inc.                          No. of Shares of Medical Media
                                      (as of November 16, 2005)                   Television, Inc. Common Stock
                                                                                       Post - Transaction
-------------------------- --------------------- -------------------------- ------------------ -----------------------
                                  Shares               Percentage of             Shares            Percentage of
                                                   Outstanding Shares(1)                       Outstanding Shares(2)
-------------------------- --------------------- -------------------------- ------------------ -----------------------
Charles V. Richardson           1,400,000                  7.2%                1,400,000                6.8%
-------------------------- --------------------- -------------------------- ------------------ -----------------------
Shareholder A                   1,262,041                  6.5%                1,268,408(3)             6.1%
-------------------------- --------------------- -------------------------- ------------------ -----------------------
Shareholder B                   2,517,041                 13.0%                2,556,407(4)            12.3%
-------------------------- --------------------- -------------------------- ------------------ -----------------------

(1) Based on 19,415,626 shares issued and outstanding as of November 16, 2005.
(2) Based on 20,725,104 shares issued and outstanding as of November 16, 2005.
(3) Shareholder A owned 6,367 shares of the Company prior to the Transaction.
(4) Shareholder B owned 39,366 shares of the Company prior to the Transaction.

         As of November 16, 2005, there were 258 shareholders of record of AFMN and 160 shareholders of record of the Company. Following the distribution of the Company's common stock to AFMN shareholders in accordance with the Transaction, there were 415 shareholders of record of the Company.

         In providing the responses set forth in this letter, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 888-7330 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

                                           Sincerely,

                                           /s/ Philip M. Cohen

                                           Philip M. Cohen
                                           President and Chief Executive Officer

cc:  Joseph A. Probasco, Esq.
     Bush Ross, P.A.

     Joseph Kennedy, CPA
     Baumann, Raymondo & Company, P.A.